UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-41423
CUSIP NUMBER 831445606

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended April 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

AiRWA INC.
Full Name of Registrant

Former Name if Applicable

74 E. Glenwood Ave. # 320
Address of Principal Executive Office (Street and Number)

Smyrna, DE 19977
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AiRWA INC. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2026 (the “Form 10-K”) by the prescribed time period required for smaller reporting companies without unreasonable effort and expense because additional time is required by the Company’s management, working in conjunction with the Company’s independent auditors, to complete the Company’s audit for the year ended April 30, 2026. This is the first consolidation exercise following a significant acquisition the Company made during the fiscal year, and it is the first audit that includes advertising revenue, two factors that have necessitated more time as the Company and its auditors work through the process. The Company is diligently working with its auditors and anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including statements regarding the Company’s ability to complete the filing of the Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to timely complete the Form 10-K, including the auditor timely completing its audit of the Company’s financial statements, for the fiscal year ended April 30, 2026. Any reader of this Notification on Form 12b-25 is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25, except as required by applicable laws or regulations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Guibao Ji	646	453-0678
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company’s financial results for the fiscal year ended April 30, 2026, will reflect the financial results of the AI-focused subsidiary it acquired during the year, as well as the social media advertising business it initiated during the year. The Company anticipates posting a net loss, although it believes that the steps it is taking currently will improve the Company’s bottom line in the coming financial year. A reasonable estimate of the results cannot be made at this time, because, as described above, this is the Company’s first consolidation exercise following the significant acquisition the Company made during the fiscal year, and it is the first audit that includes the Company’s advertising revenue, two factors that have necessitated more time for the Company to complete its audit.

AiRWA INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2026	By:	/s/ Thomas Tarala
Thomas Tarala
Chief Executive Officer